Exhibit 1.01

Conflict Minerals Report of BT Group plc in accord with Rule 13p-1 under the

Securities Exchange Act of 1934

Due Diligence

Below we describe the measures we have taken to exercise due diligence on the source and chain of custody of the conflict minerals necessary to the function or production of the products we manufacture or contract to manufacture, as the case may be.

We have issued to relevant suppliers a country of origin questionnaire, which is based upon that created by the globally recognised Conflict Free Sourcing Initiative (an initiative of the EICC and GeSI); we are a member of GeSI. This questionnaire forms the primary element of our due diligence process and was issued to all of our first level suppliers of ‘in-scope’ products (as described below under “Products”). Our global Conflict Minerals Policy is available to our suppliers and to all stakeholders via our website. We have additional internal guidance and training material to assist BT buyers in the sourcing and due diligence process.

We contacted 100 in-scope suppliers (those suppliers whose supply chains may potentially involve conflict minerals) and had an 87% supplier response rate to our country of origin questionnaire. Our procurement and compliance teams analyse the responses. We found that 8% were able to say their product was conflict free, 22% did not use metals in the product, and 38% had received responses from over 75% of their suppliers. Where supplier responses identified smelters, we conducted an additional step using data analytics to check the names of smelters against the CFSI (Conflict Free Smelters Initiative) list.

As a result we now know more about some of our suppliers’ supply chains and the smelters’ conflict free status. Whilst suppliers generally demonstrated a commitment to our request through completion of the questionnaire, some responses varied in their level of detail.

We are several levels removed from the smelters, so we continue to work closely with our suppliers supporting them in their own due diligence efforts. Our licensed buyers, who are responsible for managing the relationships with the first level suppliers involved in the ‘in-scope’ products, are invited to attend a knowledge call and have access to additional written guidance. This training has ensured that our buyers are equipped with the right knowledge to engage collaboratively with our suppliers on this requirement, supporting them where there are questions. Our central Procurement lead and Group Compliance lead are available to answer any more detailed questions which suppliers may raise.

We have a specific conflict minerals clause which we include in contracts with suppliers who manufacture BT and/or EE branded products that helps us comply with our obligations under the Dodd-Frank Act.

Democratic Republic of the Congo Conflict Status

On the basis of our due diligence measures described above, we were not able to determine definitively that the necessary conflict minerals either (x) did or did not originate in the Democratic Republic of the Congo (DRC) or an adjoining country or (y) did in fact come from recycled or scrap sources. Accordingly, we have concluded that, for calendar year 2016, the products manufactured by us or contracted by us to be manufactured are DRC conflict undeterminable.

Products

Under the Rules, we are required to make a determination where the conflict minerals may be found in products which we manufacture or ‘contract to manufacture’. Against this requirement, we reviewed last year’s in scope products and considered any new additions to the BT product portfolio. The below list is not an exhaustive list of these products. It details our primary categories, with some of the relevant products within those categories.

Products manufactured by BT or its subsidiaries:

•	BT Cable products – BT Cables Limited, a wholly owned subsidiary of BT Group manufactures copper cables to a global customer base. The cables are primarily for communications and railway use. Of the four conflict minerals, tin is of the most interest, as it is used in the production of tinned solid copper. Certain products are galvanised with a zinc-tin alloy coating.

BT branded products (contracted to manufacture):

•	BT Consumer, Customer Premises Equipment products, where all four metals are flagged as included in these products:

•	The BT Vision Box (a set top box that enables customers to access TV channels through their broadband). BT-branded Hubs (internet and wi-fi routers), BT-branded Baby Monitors and BT-branded Phones.

•	Plusnet branded products - Plusnet is a wholly owned subsidiary of BT Group, selling primarily a range of telephony and broadband products. Out of the range of Plusnet branded products only a Plusnet branded modem is in our scope for ‘contracted to manufacture’ products this year.

•	Openreach branded modem - Openreach is a BT Group business. The suppliers involved with the modem flagged all four metals as included in this product.

•	BT Unified Trading – BT’s Netrix series of trading desks - BT Unified Trading provides communications to and within the financial services markets, over multiple channels. In the responses of the suppliers we have contacted, the most common metals flagged were tin and gold, but some suppliers gave a response which flagged all four metals are in use.

Following BT’s acquisition of EE in January 2016, we included EE in our programme for the first time. This involved contacting an additional 5 new suppliers. We received a good level of responses from these suppliers.

We continue to assess our ‘in-scope’ list, in support of the principles of the conflict minerals legislation. As described under “Due Diligence” above, in our due diligence procedures we have sought to determine the source of the conflict minerals to the extent reasonably practicable, particularly given the attenuated nature of our location in the supply chain relative to the initial sourcing of the conflict minerals.

Mitigating Steps

To mitigate the risk of 3TG (tin, tantalum, tungsten and gold) metals from conflict affected areas being present in our products and supply chain, and in order to improve our due diligence processes, we intend to take the following steps in calendar year 2017. We will:

•	continue to work closely with our suppliers, supporting them in their own efforts to determine the origin of the necessary conflict minerals;

•	continue our training and guidance for our licensed buyers who deal with suppliers of ‘in-scope products’; and

•	continue to benchmark our processes and to keep abreast of developments and enhancements.

No independent private sector audit of this Conflict Minerals Report was required or performed for the calendar year ended December 31, 2016.